Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday April 22, 2025

The +securities to be quoted are:

Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

New class of options as announced in Appendix 3Bs dated 10/02/2025 and 24/02/2025.

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
New class - code to be confirmed	Options with exercise price of $0.028, expiring 26 February 2027	1,222,300,911	23/04/2025

Refer to next page for full details of the announcement

Appendix 2A - Application for quotation of securities	1 / 7

Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

22/4/2025

Appendix 2A - Application for quotation of securities	2 / 7

Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

Other

Please refer to the response to Q2.3d for further information about the type of securities to be quoted and the circumstances of the issue.

2.2 The +class of +securities to be quoted is:

New +securities in a class that is not yet quoted on ASX (“new class”)

2.3c Have these +securities been offered under a +disclosure document or +PDS?

Yes

2.3c.1 Date of +disclosure document or +PDS?

17/4/2025

2.3d Please provide any further information needed to understand the circumstances in which you are applying to have these +securities quoted on ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

New class of options as announced in Appendix 3Bs dated 10/02/2025 and 24/02/2025.

Appendix 2A - Application for quotation of securities	3 / 7

Appendix 2A - Application for quotation of securities

Part 3C - number and type of +securities to be quoted (new class) where issue has not previously been notified to ASX in an Appendix 3B

New +securities

ASX +security code	+Security description

New class - code to be confirmed	Options with exercise price of $0.028, expiring 26 February 2027

+Security type	ISIN code

Options

Issue date

23/4/2025

Will all the +securities issued in this class rank equally in all respects from the issue date?

Yes

Options Details

+Security currency	Exercise price	Expiry date

AUD - Australian Dollar	AUD 0.02800000	26/2/2027

Details of the type of +security that will be issued if an option is exercised

ATH : ORDINARY FULLY PAID

Number of +securities that will be issued if an option is exercised

1,222,300,911

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities to be quoted or provide the information by separate announcement.

Provided in Options Prospectus announcement on 17 April 2025.

Appendix 2A - Application for quotation of securities	4 / 7

Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

1,222,300,911

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Nil consideration.

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.000001

Any other information the entity wishes to provide about the +securities to be quoted

The purpose(s) for which the entity is issuing the securities

To raise additional working capital

Appendix 2A - Application for quotation of securities	5 / 7

Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the+securities subject of this application)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	9,127,370,686

ATHO : OPTION EXPIRING 31-AUG-2026	932,611,269

New class - code to be confirmed : Options with exercise price of $0.028, expiring 26 February 2027	1,222,300,911

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	14,250,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.01	170,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000
ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	20,166,667
ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	120,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

Appendix 2A - Application for quotation of securities	6 / 7

Appendix 2A - Application for quotation of securities

Part 5 - Other Listing Rule requirements

5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1?

No

5.2 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

Yes

5.2a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

31/3/2025

Appendix 2A - Application for quotation of securities	7 / 7